Grantham, Mayo, Van Otterloo & Co. LLC

MEMORANDUM

To:              Matthew Dunlap

From:              Judith Lyden

cc:              Andy Luu

Date:              April     , 2015

Re:              GMO Trust - Item 77 Attachments - Form N-SAR
For Period September 1, 2014 through February 28, 2015 (and current)

Item 7:

New Funds

•	GMO GAAR Implementation Fund, effective April 14, 2015

Item 77E:  Legal Proceedings
Series 15 – GMO Emerging Markets Fund
Indian regulators alleged in 2002 that the Fund violated some conditions under which it was granted permission to operate in India and have restricted some of the Fund’s locally held assets pending resolution of the dispute. Although these locally held assets remain the property of the Fund, a portion of the assets are not permitted to be withdrawn from the Fund’s local custodial account located in India.  The amount of these restricted assets is small relative to the size of the Fund, representing approximately 0.057% of the Fund’s total net assets as of February 28, 2015.  The effect of this claim on the value of the restricted assets, and all matters relating to the Fund's response to these allegations, are subject to the supervision and control the Trust's Board of Trustees.  The Fund’s costs in respect of this matter are being borne by the Fund.

GMO Emerging Country Debt Fund
In December 2005, the Fund entered into litigation against the Government of Argentina (“Argentina”) relating to Argentina’s failure to make payments on sovereign debt held by the Fund.  A judgment was awarded in the Fund’s favor on September 24, 2007; however, the Fund’s ability to collect on the judgment remains uncertain, and the Fund is not able to transfer or sell the judgment without court consent. In late May 2010, Argentina commenced a public debt exchange in which certain defaulted debts, including legal judgments on those debts, were eligible to be exchanged for currently performing Argentina Bonds.  The eligible portion of the Fund’s judgment was tendered in the debt exchange and the Fund received new bonds in June 2010.  The remaining portion of the Fund’s judgment, which continues to be valued according to the Fund’s valuation policy, represented 0.8% of the net assets of the Fund as of February 28, 2015.  In October 2014, the Fund filed supplemental claims requesting additional relief with respect to its existing judgment.

In December 2014, the Fund entered into litigation against the Government of Ecuador (“Ecuador”) relating to Ecuador’s failure to make payments on certain sovereign debt held by the Fund. In March 2015, the Fund voluntarily withdrew its complaint pursuant to a settlement agreement between the parties.

Item 77I:  Terms of new or amended securities
No items to be updated at this time.

Item 77Q1:  Exhibits

Attached is Amendment No 18 to GMO Trust, Amended and Restated Agreement and Declaration of Trust for establishment of new Fund, GMO GAAR Implementation fund.

Item 81:  Joint Fidelity Bond
•	Yes ($10M and a deductible of $100K)